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WASHINGTON, D.C.

February 14, 2003

BY HAND DELIVERY

Securities and Exchange Commissi
Office of International Corporate Fi
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated February 13, 2003 announcing that Thierry Lemaitre has replaced Wilfried Verstraete as Chief Financial Officer of Wanadoo.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

Very truly yours,

dw 3/3

Sami L. Toutounji

cc: Olivier Fauqueux
Wanadoo

PADOCS01/187262.1

82-5150

wanadoo

Paris, February 13, 2003

Thierry Lemaitre replaces Wilfried Verstraete as CFO of Wanadoo

Wilfried Verstraete, Chief Financial Officer of Wanadoo, has been appointed Chief Financial Officer of Orange as of March 3, 2003. A Belgian citizen, Wilfried Verstraete, 44, was CFO of Wanadoo since September 2000. From 1996 to 2000, he was CFO of Mobistar, a listed mobile subsidiary of France Telecom in Belgium.

For Wanadoo, this promotion within the France Telecom group comes as recognition of the work accomplished by Wilfried Verstraete since Wanadoo's IPO in July 2000. Wanadoo has since become the first profitable European ISP and met its financial targets one year ahead of the schedule set out at the time of the IPO.

Thierry Lemaitre is appointed CFO of Wanadoo as of March 3, 2003. Thierry Lemaitre, 35, was graduated in 1991 from the Ecole Supérieure de Commerce of Reims. He joined France Telecom in 1997 as Deputy manager in charge of Group consolidation, after 5 years at Ernst & Young. Having started at Wanadoo in 1999 as Chief controller, he was Deputy CFO since 2001.

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with nearly 9 million active subscribers, 20 million unique visitors per month and more than 650,000 advertisers. Wanadoo is a leading Internet media services provider in France, the U.K. and Spain, and is also present in the Netherlands. Wanadoo is expanding its Internet operations through, amongst others, broadband Internet access with more than 1 million cable and ADSL subscribers and through online directories with almost 240,000 online advertisers amongst SMEs. Wanadoo recorded EUR 2 billion in revenues in 2002 and has approximately 7,000 employees. Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com.

Press Contacts :
Nilou du Castel / Elisabeth Bozzi
Tel : +33 1 44 44 93 93
nilou.ducastel@francetelecom.com
elisabeth.bozzi@francetelecom.com

Investor Relations :
Vincent Gouley
Tel : +33 1 58 88 75 68
vincent.gouley@wanadoo.com

Press Release